Spur Ventures Inc.
Consolidated Balance Sheet

Spur Ventures Inc.

Consolidated Financial Statements (Unaudited)
For the three months ended March 31, 2007 and 2006
(Expressed in U.S. dollars)

Spur Ventures Inc.
Consolidated Balance Sheet

Expressed in U.S. dollars	March 31,	December 31,
	2007	2006

ASSETS
Current
Cash and cash equivalents	$13,580,529	$10,994,262
Restricted cash	116,394	-
Short-term investments	12,392,164	15,503,683
Accounts and notes receivable	1,164,108	1,247,384
Inventory	1,867,913	2,429,443
Prepaid expenses	642,394	599,116
Due from YPCC	271,258	266,599
	30,034,760	31,040,487
Property, plant & equipment - net (Note 2)	4,052,668	4,056,955
Land use right - net (Note 3)	341,122	340,608
Mineral properties (Note 4)	3,324,895	3,112,768
Deferred acquisition costs (Note 5)	462,279	447,834
Other assets	44,487	44,019
	$38,260,211	$39,042,671

LIABILITIES
Current
Accounts and notes payable and accrued liabilities	$1,492,729	$1,526,529
Customer deposits	447,865	682,709
Other payables	163,185	189,484
Bank loans (Note 6)	892,351	1,270,970
	2,996,130	3,669,692
Minority interest	-	-
SHAREHOLDERS' EQUITY
Capital stock (Note 7(a))
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
58,740,520 Common shares (2006: 58,740,520)	39,822,134	39,822,134
Stock options and warrants (Note 7(b) & 7(c))	7,383,161	7,293,323
Accumulated other comprehensive income (Note 8)	3,890,350	3,712,546
Deficit	(15,831,564)	(15,455,024)
	35,264,081	35,372,979
	$38,260,211	$39,042,671

APPROVED BY THE DIRECTORS

Robert G. Atkinson	Robert J. Rennie
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statements of Operations and Deficit

	Three months ended
Expressed in U.S. dollars	March 31,	March 31,
	2007	2006

Sales	$3,157,193	$2,820,850
Cost of sales	3,029,999	2,624,090
Gross Profit	127,194	196,760

Expenses
Consulting fees	48,037	39,746
Depreciation and amortization	17,373	16,873
Interest	52,161	48,230
Office and miscellaneous	81,254	143,481
Printing and mailing	3,824	7,445
Professional fees	63,673	70,462
Rent	47,948	29,446
Repairs and maintenance	1,296	552
Selling expenses	113,607	114,421
Stock-based compensation expenses	89,838	94,346
Transfer agent and filing fees	17,417	11,915
Travel, advertising and promotion	32,728	24,330
Wages and benefits	175,900	152,107
	745,056	753,354

Operating loss	(617,862)	(556,594)

Other income and expenses
Interest income	277,281	214,710
Fair value adjustments of financial instrument	(2,780)	-
Foreign exchange gain (loss)	(33,179)	48,489
	241,322	263,199

Loss before minority interest	(376,540)	(293,395)
Minority interest	-	53,932
Loss for the period	(376,540)	(239,463)

Deficit, Beginning of the period	(15,455,024)	(8,985,221)

Deficit, End of the period	$(15,831,564)	$(9,224,684)

Basic and diluted loss per common share	$(0.01)	$(0.00)

Weighted average number of common shares outstanding	58,740,520	58,090,520

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statement of Comprehensive Loss

	Three months ended
Expressed in U.S. dollars	March 31,	March 31,
	2007	2006

Loss for the period	$(376,540)	$(239,463)

Other comprehensive income, net of tax:
Unrealized gains and losses on translating financial statements
from functional currency to reporting currency	177,804	5,762

Comprehensive loss	$(198,736)	$(233,701)

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statements of Cash Flows

	Three months ended
Expressed in U.S. dollars	March 31,	March 31,
	2007	2006

Cash flows from operating activities
Net loss	$(376,540)	$(239,463)
Items not affecting cash
Depreciation and amortization	157,763	227,396
Stock-based compensation	89,838	94,346
Unrealized foreign exchange (gain)/loss	33,142	(47,256)
Loss on disposal of fixed assets	-	41,633
Inventory adjustment	(143,998)	74,061
Net changes in non-cash working capital
Accounts receivable	71,969	(454,885)
Inventory	659,073	121,071
Prepaid expenses	(36,421)	(37,628)
Accounts payable and accrued liabilities	(55,896)	(398,378)
Customers deposits	(238,316)	(29,785)
Minority interest	-	(51,711)
	160,614	(700,599)
Cash flows from investing activities
Capital expenditures	(218,840)	(51,337)
Acquisition of other assets	(9,474)	(42,889)
Increase in restricted cash	(116,394)	-
Proceeds from disposal of investments	3,117,733	-
Purchase of short-term investments	-	(5,177,774)
	2,773,025	(5,272,000)
Cash flows from financing activities
Issuance of shares for cash - net of issue costs	-	20,797
Bank indebtedness repayment	(389,194)	-
	(389,194)	20,797

Effect of exchange rate changes	41,821	70,822

Increase (decrease) in cash and cash equivalents	2,586,266	(5,880,980)

Cash and cash equivalents, beginning of period	10,994,262	24,988,098
Cash and cash equivalents, end of period	$13,580,528	$19,107,118

Supplemental cash flow disclosure
Interest received	351,928	175,819
Interest paid	(22,830)	(43,873)

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

1.	Basis of Presentation

Principles of consolidation and preparation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2006.

The Company has used the same accounting policies as disclosed in the audited financial statements included in the Company’s latest annual report.

The preparation of the consolidated financial statements in compliance with GAAP requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. The effect of changes in estimates on the financial statements of future periods could be significant for inventories, property, plant and equipment as well as land use rights, as a result of challenges facing the Company at its Chinese subsidiaries. While management believes these estimates and assumptions to be reasonable actual results could differ.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc., its Joint Venture Company, Yichang Spur Chemicals Ltd. (“YSC”), 72.18% owned since the date of acquisition, its 78.72% owned Joint Venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”) and its wholly owned subsidiary, Spur Chemicals (BVI) Inc. All significant inter-company transactions and accounts have been eliminated. YSC is dependent on Spur’s cash injections for working capital and repayments of loans, to which some of YSC’s assets are pledged as collateral at March 31, 2007 (Note 6).

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or shareholders’ equity.

Foreign currency translations

The interim financial statements for the period ended March 31, 2007 are presented in U.S. dollars. The consolidated financial statements have been translated to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency”. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Accumulated Other Comprehensive Income.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

While the Company’s fertilizer subsidiary YSC was considered a self-sustaining operation prior to March 31, 2006, it is now considered an integrated operation due to a significant change in the financial condition of YSC. Foreign currency translation of YSC was prospectively changed from the current rate method to the temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

YMC, the Company’s mining subsidiary, is considered an integrated operation and continue to use the temporal method for translation from RMB into the CAD.

Comprehensive income and financial instruments

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

a) Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held for trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

The Company has designated its financial instruments as follows:

  Cash and cash equivalents, and short-term investments are classified as “Financial Assets Held for Trading”. Due to its nature, for cash at bank and bank deposits, the carrying value equals its fair value. For treasury bills, the market value is used as its fair value.
  Accounts receivable is classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006
  Accounts payable and accrued liabilities, customer deposits, and bank loans are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

As a result of adopting Section 3855, $2,780 was charged to expenses as fair value adjustment of financial instrument for the three month ended March 31, 2007.

b) Section 1530, Comprehensive Income, introduces a new financial statement “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

2.	Property, Plant & Equipment

	March 31, 2007			December 31, 2006
	Adjusted	Accumulated	Net Book	Adjusted	Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$1,617,959	$23,558	$1,594,401	$1,596,328	$-	$1,596,328
Construction in progress	159,954	-	159,954	156,436	-	156,436
Completed portion of construction in progress	59,295	1,067	58,228	58,664	-	58,664
Machinery and equipment	2,127,996	56,437	2,071,559	2,080,118	-	2,080,118
Motor vehicle	119,122	32,776	86,346	117,853	28,454	89,399
Office equipment and furniture	93,127	33,852	59,275	79,551	27,822	51,729
Leasehold improvement	32,722	9,817	22,905	32,374	8,093	24,281
Total Fixed Assets	$4,210,175	$157,507	$4,052,668	$4,121,324	$64,369	$4,056,955

3.	Land Use Rights

	March 31, 2007			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land Use Rights	$344,272	$3,150	$341,122	$340,608	$-	$340,608

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

4. Mineral Properties

Yichang Phosphate Project

	China		Canada		Total
	RMB	USD	CAD	USD	USD
Exploration and development costs
Balance, December 31, 2006	8,535,856	1,057,770	2,394,689	2,054,998	3,112,768
Project Costs	1,258,580	176,447	15,653	35,680	212,127

Balance, March 31, 2007	9,794,436	1,234,217	2,410,342	2,090,678	3,324,895

5.	Deferred acquisition costs

The amount of $462,279 in Deferred acquisition costs relates to due diligence, legal opinions, and other costs in connection with the proposed Tianren acquisition. If the acquisition is closed, these costs will be allocated to the identifiable assets acquired and liabilities assumed. If the negotiation indicates the transaction will most likely not close, the Company will expense all the expenditures related to the proposed acquisition at that time.

6.	Bank Loans

		As at March 31, 2007				As at December 31, 2006
	Principal Amount		Annual interest		Principal Amount		Annual interest
Lender	RMB	USD	rate	Maturity date	RMB	USD	rate	Maturity date

ICBC	6,900,000	892,351	5.84%	September 20, 2007	9,900,000	1,268,408	5.84%	September 20, 2007
Agricultural Bank	-	-			20,000	2,562	5.83%	December 20, 2006
	6,900,000	892,351	Total		9,920,000	1,270,970	Total

The ICBC bank (Industrial & Commerce Bank of China) loan of RMB 9,900,000 was due in late October 2005. YSC signed an agreement with ICBC bank on August 14, 2006, whereby it agreed to make monthly repayments of RMB 1,000,000 and repay the remaining balance of RMB 9,900,000 ($1,268,408) by September 20, 2007. Collateral for the ICBC loan includes 9 YSC buildings, land use rights for 13,563 square meters of land and 353 machines at the Xinyuan plant acquired in 2004, the principal place of business of YSC. As at the end of March 2007, the balance of the loan was RMB 6,900,000 ($892,351).

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

7. Capital Stock, Warrants and Options
(a) Capital Stock
The following is a summary of capital stock transactions during the three-month period ended
March 31, 2007:

(I)	Authorized
- Unlimited number of Common shares without par value
- Unlimited number of Preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii)	Issued and outstanding

	Number of
	common shares	Amount

Balance, December 31, 2006	58,740,520	$39,822,134

Balance as at March 31, 2007	58,740,520	$39,822,134

(b)	Warrants

There were no warrants issued or exercised during the three-month period ended March 31, 2007.

	Number of		Weighted average
	warrants	Amount	exercise price CAD	Expiry date
Balance - December 31, 2006 and March 31, 2007	8,571,429	$4,556,800	2.00	July 28, 2007

(c)	Stock Options

The following is a summary of stock option transactions during the three-month period ended March 31, 2007:

	Options		Weighted average
	outstanding	Amount	exercise price CAD
Balance - December 31, 2006	5,110,000	$2,736,523	$1.14
Granted	350,000	89,838	0.64

Balance - March 31, 2007	5,460,000	$2,826,361	$1.11

On January 3, 2007, the Company granted options to an officer to purchase 200,000 common shares of the company, a new employee to purchase 100,000 common shares of the Company, and an employee to purchase 50,000 common shares of the Company at the exercise price of C$0.64 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant. The fair value of the grant was C$101,500 of which C$15,507 was charged to stock based compensation during the three months ended March 31, 2007.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

During the three months ended March 31, 2007, compensation expense of $89,838 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models may not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

	2007	2006	2005	2004
Risk free interest rate	3.94% - 4.01%	4.00% - 4.50%	3.40% - 3.70%	3.40% - 4.00%
Expected life of options in years	5 years	5 years	5 years	5 years
Expected volatility	51 - 54%	49% - 51%	48% - 52%	47% - 58%
Dividend per share	$0.00	$0.00	$0.00	$0.00

The following table summarizes information about the weighted average grant-date fair value of options granted during the three months ended March 31, 2007:

Grant	Options	Fair value	Fair value	Weighted average
date	granted	per option	CAD	fair value CAD
2007
3-Jan-07	350,000	0.29	101,500

	350,000		101,500	0.29

The following table summarizes information about stock options outstanding at March 31, 2007:

Option
Exercise
Number of options	Price	Expiry Date
1,700,000	CAD 0.60	May 6, 2008
435,000	CAD 1.20	June 19, 2008
1,250,000	CAD 1.50	July 23, 2009
200,000	CAD 1.50	October 12, 2009
500,000	CAD 1.80	March 1, 2010
200,000	CAD 1.50	September 16, 2010
200,000	CAD 1.50	March 14, 2011
625,000	CAD 1.03	July 4,2011
350,000	CAD 0.64	January 2,2012

5,460,000	Total

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

8.	Accumulated other comprehensive income

	As at March 31, 2007	As at December 31, 2006
Balance - beginning of period	$3,712,546	$3,601,095
Unrealized foreign currency translation gains and losses	177,804	111,451

Balance - end of period	$3,890,350	$3,712,546

9.	Related Party Transactions

During the three-month period ended March 31, 2007, the Company paid consulting fees of $33,413 (2006: $34,603) to two companies controlled by one officer and an associate of a director (2006: 2 companies).

10.	Segmented Information

Management considers developing an integrated fertilizer business including the development of the phosphate project in China to be the Company’s principal activity. All revenues are earned from sales to customers located in China.

Geographic Segments			March 31, 2007

	Canada	China	Consolidated

Current assets	$21,177,327	$8,857,433	$30,034,760
Property, plant & equipment -	90,599	3,962,069	4,052,668
Land used right - net	-	341,122	341,122
Mineral properties	-	3,324,895	3,324,895
Deferred acquisition costs	462,279	-	462,279
Other assets	-	44,487	44,487

Total assets	$21,730,205	$16,530,006	$38,260,211

	December 31, 2006

	Canada	China	Consolidated

Current assets	$21,185,955	$9,854,532	$31,040,487
Property, plant & equipment -	32,953	4,024,002	4,056,955
Land used right - net	-	340,608	340,608
Mineral properties	-	3,112,768	3,112,768
Deferred acquisition costs	447,834	-	447,834
Other assets	-	44,019	44,019
Total assets	$21,666,742	$17,375,929	$39,042,671

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

11.	Commitments and Obligations

(a) Tianren Acquisition final agreement

The Company signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on June 18, 2006.

The interests being acquired include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers. Ag Franchise sells over 1.5 Million tonnes per annum (“tpa”) of NPK (Nitrogen, Phosphate, Potassium) fertilizer as a commissioned sales agent for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company (“Dayukou”).

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kg bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future.

Xinjiang Tianren Chemical Company and its 100,000 mt NPK plant in northwest China which was part of the original Tianren agreement will no longer be part of the transaction and the share allocation has been reduced accordingly from 15.5 M to 13.3M shares.

12.	Subsequent events

(a) YMC’s Business License

Hubei Administration for Industry and Commerce (AIC) extended YMC’s Business License until June 30, 2007 by the direction of Central Ministry of Commerce based on a strong letter of support from the City of Yichang. This extension gave YPCC time to complete its first Registered Capital Contribution. The authorities have acknowledged that Spur has been in compliance since March of 2005 at which time Spur’s Registered Capital Contribution totalled $15.32 M in cash. YPCC made its first required Registered Capital contribution valued at $3.73M for prior R&D expenses and $1.06M of other expenses. YPCC’s contribution is in the process of registration. YPCC’s next and last Registered Capital contribution will be the two mining licenses.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2007 and 2006

(b) Stock Options

On April 4, 2007, the company granted options to an employee to purchase 30,000 common shares of the company, and an employee to purchase 20,000 common shares of the company at the exercise price of C$0.55 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant.

(c) Contribution of Capital by YPCC

Directors of YSC agreed to YPCC contributing its scientific achievement and previous expenses for the registered capital. YPCC’s scientific achievement is valued as RMB 28.8086 Million ($3.73 million), the previous expenses are valued as RMB 8.2337 Million ($1.06 million). YPCC will transfer its scientific achievement as contribution to YMC and as at the end of March 2007 the contribution was in the process of verification and registration at AIC.